

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X]   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[   ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

PROCESSED

JUL 01 2004

THOMSON
FINANCIAL

For the transition period from _____ to _____

Commission file number: 0-22228

    A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astoria Federal Savings and Loan Association Incentive Savings Plan

    B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

Astoria Financial Corporation, One Astoria Federal Plaza, Lake Success, New York 11042-1085

Page ___1___ of ___21___. Exhibit Index is located at page 4.

REQUIRED INFORMATION

Item 1.   Not Applicable.

Item 2.   Not Applicable.

Item 3.   Not Applicable.

Item 4.   Audited Statement of Assets available for Plan Benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan as of December 31, 2003 and 2002 and the related Statements of Changes in Assets available for Plan Benefits for the years then ended are attached hereto as Exhibit 1 which is incorporated by reference herein.

Exhibit 1.   Audited Financial Statements of the Astoria Federal Savings and Loan Association Incentive Savings Plan Financial Statements and Supplemental Schedule.

Exhibit 2.   Consent of KPMG LLP.

Exhibit 3.   Written Statement furnished pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. 1350.

Page __2__ of __21__ .

SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Astoria   Federal   Savings   and   Loan Association Incentive Savings Plan
(Name of Plan)

Dated: June 25, 2004

Arnold K. Greenberg, Plan Administrator

Page __3__ of __21__.

EXHIBIT INDEX

Page __4__ of __21__.

EXHIBIT NO. 1

Page __5__ of __21__.



ASTORIA FEDERAL SAVINGS AND LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2003 and 2002

(With Report of Independent Registered Public Accounting Firm)

6 ꝺF 2/

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Table of Contents

*Schedules required by Form 5500 which are not applicable have not been included.

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KPMG LLP
757 Third Avenue
New York, NY 10017

Report of Independent Registered Public Accounting Firm

The Trustees
Astoria Federal Savings and Loan Association
Incentive Savings Plan:

We have audited the accompanying statements of assets available for plan benefits of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statements of changes in assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for plan benefits of the Plan as of December 31, 2003 and 2002, and the changes in assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2003 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 8, 2004

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ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Assets Available for Plan Benefits

		At December 31,		
		2003		2002
Assets:				
Investments:				
At fair value:				
Pooled separate accounts	$	21,023,843	$	15,818,064
Astoria Financial Corporation common stock		23,338,101		16,277,012
Loans to participants		1,190,198		1,023,493
		45,552,142		33,118,569
At contract value:				
Investment managed by CG Life:				
Guaranteed accounts		12,880,267		12,708,317
Total investments		58,432,409		45,826,886
Receivables:				
Participants' contributions		109,257		—
Total receivables		109,257		—
Assets available for plan benefits	$	58,541,666	$	45,826,886

See accompanying notes to financial statements.

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Statements of Changes in Assets Available for Plan Benefits

	For the year ended December 31,	
	2003	2002
Additions to assets attributed to:		
Investment activities:		
Interest	$ 343,943	$ 581,383
Dividends	536,766	491,514
Interest on participant loans	53,902	62,552
Net appreciation (depreciation) in fair value of investments	10,409,982	(2,884,813)
	11,344,593	(1,749,364)
Participants' contributions	3,608,060	3,303,709
Participants' diversification from the Astoria Federal Savings and Loan Association's Employee Stock Ownership Plan	1,241,799	1,777,683
Total additions, net	16,194,452	3,332,028
Deductions from assets attributed to:		
Benefits paid to participants	(3,437,063)	(10,501,080)
Administrative expenses	(42,609)	(34,618)
Total deductions	(3,479,672)	(10,535,698)
Net increase (decrease)	12,714,780	(7,203,670)
Assets available for plan benefits:		
Beginning of year	45,826,886	53,030,556
End of year	$ 58,541,666	$ 45,826,886

See accompanying notes to financial statements.

3

(1) Description of the Plan

The following brief description of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more comprehensive description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan covering substantially all eligible employees of Astoria Federal Savings and Loan Association (the Association and plan administrator). The Plan was established in March of 1986 and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

On April 1, 2004, Prudential Financial, Inc. acquired the retirement business of CIGNA. Since the acquisition, all of CIGNA's full-service retirement operations, its staff and retirement programs and services are part of Prudential Retirement, a business of Prudential Financial.

(b) Eligibility and Participation

Employees can enroll in the Plan on the first day of the pay period following the date he/she meets the Plan's eligibility requirements. A full-time employee is eligible to participate in the Plan when they complete one-year of service and are at least twenty-one (21) years of age. A part-time employee is eligible to participate in the Plan when they work at least 1,000 hours in their initial year of service and are at least twenty-one (21) years of age.

(c) Contributions

The Plan allows participants to contribute from 1% to 15% of their eligible compensation up to a maximum of $12,000 and $11,000 for the years ended December 31, 2003 and 2002, respectively. Matching contributions, if any, will be made at the discretion of the Association. The Association did not make any matching contributions for the plan years ended December 31, 2003 and 2002. Effective January 1, 2002, the Plan was amended pursuant to an amendment made to the Astoria Federal Savings and Loan Association Employee Stock Ownership Plan (ESOP). The amendment allows certain vested participants in the ESOP to make transfers from their stock and/or cash account balances into this Plan. During the Plan years ended December 31, 2003 and 2002, a total of $1,241,799 and $1,777,683, respectively, were transferred from the ESOP to the Plan. Of this amount, $407,795 and $750,852, respectively, represents transfers from participant stock accounts, and $834,004 and $1,026,831, respectively, represents transfers from participant cash accounts.

(d) Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Association's contribution (if any), and plan earnings. Allocations are based on participant contributions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(e) Vesting and Forfeitures

Participants have a fully vested interest in their contributions and earnings therein. The participant's vested interest in the Association's matching contributions shall be determined as follows:

Years of service	Vested percentage
Less than 2	0%
2 but less than 3	20
3 but less than 4	40
4 but less than 5	60
5 or more	100

Following the close of business on September 30, 1998, Astoria Financial Corporation (Astoria) completed the acquisition of Long Island Bancorp, the holding company of Long Island Savings Bank, FSB (LISB), with LISB merging with and into the Association. Pursuant to the terms of the merger agreement, participants from the former LISB 401(k) Savings Plan whose employment was terminated on or after October 1, 1998 became fully vested in LISB's matching contributions plus actual earnings thereon regardless of the years of service.

Any Association contributions forfeited by reason of failure to vest, shall be used by the Association to reduce its plan expenses at the end of the plan year in which the forfeiture becomes certain, or any other subsequent plan year as the Association may choose until the amounts are completely utilized. Because no contributions were made by the Association for the years ended December 31, 2003 and 2002, forfeitures were used to pay expenses of the Plan as permitted by the Plan, that were not otherwise paid by the Association. For the years ended December 31, 2003 and 2002, $26,533 and $16,533, respectively, of forfeitures were used to pay for the Plan's expenses. As of December 31, 2003, $107,934 of forfeitures remain available for use to pay future contributions or expenses of the Plan.

(f) Payment of Benefits

Upon a participant's termination in the Plan for reasons other than retirement, disability, or death, benefits will be distributed beginning January 1, 2002, in one or more partial payments, unless otherwise elected. Participants with balances of less than $5,000 (exclusive of any rollover balance credited to the account) in 2003 and 2002, respectively, were paid in a lump sum payment. Upon a participant's termination in the Plan due to retirement, disability, or death, the participant or designated beneficiary will receive the value of the vested account balances in a lump sum. During employment, a participant may make withdrawals of their contributions in the event of a "hardship withdrawal" or attainment of age 59 ½.

(g) Loans to Participants

A participant may request a loan from the Plan for up to one-half of the adjusted value of the participant's vested interest in the Plan. The minimum loan amount is $1,000 and the maximum loan amount is $50,000. Outstanding loans to the Plan's participants were at interest rates between 3.82%

(Continued)

and 11.00%, and 4.25% and 11.00% as of December 31, 2003 and 2002, respectively. Loans must be repaid within 5 years except for loans made for the purchase of the participant's primary residence, which must be repaid within 15 years. The outstanding loan terms range from 1 to 14 years at December 31, 2003 and 2002. Interest received on outstanding participant loans, is transferred into the participants' accounts based on their elected percentage allocation of the available funds. Principal and interest is paid ratably through semi-monthly payroll deductions.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual basis of accounting. Certain reclassifications have been made to prior year amounts to conform to current year presentation.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

The pooled separate accounts of the Plan consist of common stocks and bonds held in pooled accounts. These investments are carried by the Plan at fair value, which is based on the value of the underlying securities included in the pooled accounts. Closing market prices are used for those securities traded on a national exchange, while shares of the pooled funds are valued at the Plan's aggregate investment in the shares of such funds at their reported net asset value at the end of each period.

The guaranteed account of the Plan represents an investment with a guarantee as to future return and against loss of principal. The Plan has two guaranteed accounts managed by CG Life, whereby investments are guaranteed as to principal and credited interest.

The Plan's guaranteed account managed by CG Life is fully benefit-responsive and accordingly, the guaranteed account is carried by the Plan at contract value (contributions, plus interest, less distributions), which approximates fair value. The interest rate is declared in advance and modified periodically to reflect changing investment conditions. The crediting interest rate for the period from January 1, 2002 through June 30, 2002 was 4.90% and for the period from July 1, 2002 through December 31, 2002 was 4.40%. The interest yield was 4.65% for the plan year ended December 31,

13 ꝋᵮ 21

2002. Both the crediting interest rate and interest yield for the period from January 1, 2003 through December 31, 2003 was 3.30%.

The Plan's investment in Astoria Financial Corporation common stock is carried at fair value, as determined by the closing market price. Loans to participants are carried at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Investment income recorded by the Plan includes current earnings from investments, the net change in the unrealized appreciation or depreciation in assets, and any realized gains and losses on investments sold during the period.

(d)   *New Accounting Pronouncements*

In April 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities.* SFAS No. 149 amends SFAS No. 133, *Accounting for Derivatives Instruments and Hedging Activities,* for certain decisions made by the Board as part of the Derivatives Implementation Group process. This statement is effective for contracts entered into or modified after June 30, 2003 and hedging relationships designated after June 30, 2003. The adoption of SFAS No. 149 had no impact to the Plan financial statements.

(e)   *Payment of Benefits*

Benefits to participants or their beneficiaries are recorded when paid.

(3)   Risks and Uncertainties

The Plan offers a number of investment options including Astoria common stock and a variety of pooled investment funds, some of which are registered investment companies. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the investments in Astoria common stock.

(Continued)

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Notes to Financial Statements

December 31, 2003 and 2002

(4) Investments

The following investments represent 5% or more of the Plan's assets available for plan benefits at December 31, 2003 and 2002:

		2003		2002
Common stock of Astoria Financial Corporation	$	23,338,101	$	16,277,012
CIGNA Guaranteed Income Fund		10,310,009		9,815,504
CIGNA Guaranteed Short-term Account		2,570,258	*	2,892,813
Levin & Co. Large Cap Stock – Value I Fund		6,140,907		4,685,613
CIGNA Small Cap Stock – Growth Fund		3,690,057		2,485,333
CIGNA Core Bond Fund		3,090,906		3,125,716

*This amount does not represent 5% or more of the Plan's assets available for benefits at December 31, 2003 but is included for comparative purposes.

During 2003 and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2003		2002
CIGNA S&P 500 Index Account	$	530,526	$	(536,712)
Janus Worldwide Account		183,354		(238,466)
Janus Advisor Balanced Account		94,942		(38,556)
Large Cap Stock – Value I Fund		1,335,458		(1,883,293)
Large Cap Stock – Growth II Fund		130,042		(196,804)
INVESCO Dynamics		359,368		(459,315)
Small Cap Stock – Value I Fund		379,853		(222,499)
Small Cap Stock – Growth Fund		916,792		(616,096)
Core Bond Fund		114,532		250,125
Common Stock of Astoria Financial Corporation		6,365,115		1,056,803
	$	10,409,982	$	(2,884,813)

(5) Administrative Expenses

The Association pays investment and administrative expenses charged to it by CG Life, except to the extent the Association elects to pay such expenses from the Plan's assets. For the plan years ended December 31, 2003 and 2002, $42,609 and $34,618, respectively, of expenses were paid from the Plan's assets. CG Life is a party in interest of the Plan and thus the payment of administrative expenses represent related party transactions.

(6) Plan Termination

Although the Association has not expressed any intent to do so, the Association has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, all participants become 100% vested in the employer's contributions.

(7) Tax Status

The IRS determined and informed the Association by a letter dated February 26, 2004, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). On May 19, 2004 Amendment No. 6A was made regarding to the total compensation and rollover contributions. Although the Plan has been amended since receiving the determination letter, the plan administrator and the Plan's counsel believe that the Plan and related trust are designed and are currently being operated in compliance with the applicable requirements of the IRC.

ASTORIA FEDERAL SAVINGS AND
LOAN ASSOCIATION INCENTIVE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2003

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(e) Current value
*	CIGNA	CIGNA S&P 500 Index Account (38,458 units)	$ 2,407,083
	Janus	Janus Worldwide Account (20,500 units)	1,080,974
	Janus	Janus Adviser Balanced Account (32,457 units)	902,486
	Levin & Co.	Large Cap Stock – Value I Fund (426,947 units)	6,140,907
	Morgan Stanley Dean Witter	Large Cap Stock – Growth II Fund (75,322 units)	743,927
	INVESCO Funds	INVESCO Dynamics (67,191 units)	1,441,301
	Janus	Small Cap Stock – Value I Fund (75,018 units)	1,526,202
*	CIGNA	Small Cap Stock – Growth Fund (214,613 units)	3,690,057
*	CIGNA	Core Bond Fund (226,483 units)	3,090,906
*	CIGNA	CIGNA Guaranteed Income Fund (10,310,009 units)	10,310,009
*	CIGNA	CIGNA Guaranteed Short-Term Account (2,570,258 units)	2,570,258
*	Astoria Financial Corporation	Common stock of Astoria Financial Corporation (627,368 shares)	23,338,101
*	Plan Participants	169 Participant Loans (interest rates: 3.82% – 11.00%; terms: 1-14 years)	1,190,198
			$ 58,432,409

* Indicates a party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

EXHIBIT NO. 2



Independent Registered Public Accounting Firm's Consent

The Trustee
Astoria Federal Savings and Loan Association
 Incentive Savings Plan:

We consent to the incorporation by reference in the registration statement (No. 333-64895) on Form S-8 of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan") of our report dated June 8, 2004, with respect to the financial statements and schedules of the Plan as of and for the years ended December 31, 2003 and 2002, which report appears in the December 31, 2003 Annual Report on Form 11-K of the Plan.

KPMG LLP

New York, New York
June 25, 2004



STATEMENT FURNISHED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002, 18 U.S.C. SECTION 1350

The undersigned, Arnold K. Greenberg, is the Executive Vice President of Astoria Federal Savings and Loan Association, the Plan Administrator of the Astoria Federal Savings and Loan Association Incentive Savings Plan (the "Plan").

This statement is being furnished in connection with the filing by the Plan of the Plan's Annual Report on Form 11-K for the year ended December 31, 2003 (the "Report").

By execution of this statement, I certify that:

A)   the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)) and

B)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan as of the dates and for the periods covered by the Report.

This statement is authorized to be attached as an exhibit to the Report so that this statement will accompany the Report at such time as the Report is filed with the Securities and Exchange Commission pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S.C. Section 1350. It is not intended that this statement be deemed to be filed for purposes of the Securities Exchange Act of 1934, as amended.

June 25, 2004
    Dated

Arnold K. Greenberg